Exhibit 99.1

Magna International Inc.

Third Quarter Report

2018

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2018 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2017 included in our 2017 Annual Report to Shareholders.  The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 606 — Revenue from Contracts with Customers, can be found in Note 2 of our unaudited interim consolidated financial statements for the three months ended September 30, 2018.

We announced a realignment of our management structure along product lines in December 2017. As a result, effective January 1, 2018, our results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in this MD&A have been adjusted to conform to the new segment presentation. Refer to Note 19 of our unaudited interim consolidated financial statements for the three months ended September 30, 2018 for additional information.

This MD&A contains statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at November 7, 2018.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital and Return on Equity (collectively, the “Non-GAAP Measures”). We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales and Adjusted diluted earnings per share provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison of our performance with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable GAAP financial measure, and a reconciliation to the most directly comparable GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

In the third quarter ended September 30, 2018, we posted new third quarter records in sales, net income attributable to Magna, diluted earnings per share and Adjusted diluted earnings per share.

Total sales increased 9% to $9.62 billion, compared to global light vehicle production which declined 2% from the third quarter of 2017.  Our sales growth largely reflects the launch of new programs around the world and was generated despite the weakening of a number of foreign currencies against the U.S. dollar.  Each of our operating segments reported increased sales.

Diluted earnings per share were $1.62, an increase of 17% over the third quarter of 2017.  The higher earnings per share reflected our higher net income attributable to Magna and a reduced share count primarily as a result of share repurchases.

We returned $629 million to shareholders in the third quarter of 2018, including $520 million in share repurchases and $109 million in dividends.  For the nine months ended September 30, 2018 we have returned almost $1.69 billion to shareholders.

In the third quarter of 2018 we announced that we had signed an agreement to sell our global Fluid Pressure & Controls business to Hanon Systems, a south Korea-based global supplier of thermal and energy management systems.  The sale price is approximately $1.23 billion, before the assumption of net debt and pension liabilities at closing, and subject to customary closing adjustments for net working capital.  The transaction is expected to close in the first quarter of 2019, subject to a number of customary conditions, including antitrust approvals.

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OVERVIEW

OUR BUSINESS(1)

We have more than 173,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 340 manufacturing operations and 89 product development, engineering and sales centres in 27 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent upon the levels of North American, European and Chinese car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; free trade agreements and trade disputes; labour relations issues; regulatory requirements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors are discussed in our Annual Information Form (“AIF”) and Annual Report on Form 40-F (“Form 40-F”) in respect of the year ended December 31, 2017, together with other factors affecting our performance such as: market shifts; dependence on outsourcing; operational underperformance; product launch costs; customer pricing pressure; product quality and warranty risks; risks of conducting business through joint ventures; commodities and scrap prices; and other factors. The foregoing factors remain substantially unchanged in respect of the third quarter ended September 30, 2018, except that:

•                  production volumes in several of our key automotive producing regions have declined in recent months as result of a number of factors, including:

•      rising interest rates and vehicle prices in North America;

•      a new emissions testing process, the Worldwide Harmonised Light-Duty Vehicle Test Procedure in Western Europe; and

•      a decline in consumer confidence in China, due in part to a government crackdown on certain types of lending, as well as an ongoing trade dispute between China and the United States.

A significant or sustained decline in vehicle production volumes in these geographic regions could have a material adverse effect on our operations, sales and profitability.

•                  on October 1, 2018, the United States, Mexico and Canada reached agreement in principle on the United States-Mexico-Canada Agreement (“USMCA”), a free trade agreement which will replace the North American Free Trade Agreement, once ratified by all three countries. The most significant changes in the USMCA relating to the automotive industry include requirements that: (a) 40% of the labour content of a vehicle must be at a minimum rate of $16/hour; and (b) 50-75% of vehicle content must originate in North America. These requirements may increase our costs and could require re-sourcing of certain parts to ensure compliance with the content origin requirements, which could have an adverse effect on our operations and profitability.

•                  tariffs on steel and aluminum introduced by the United States against Canada and Mexico earlier in 2018, together with retaliatory tariffs by Canada and Mexico, remain in place despite the agreement in principle regarding the USMCA. An ongoing trade dispute between the United States and China has led to the imposition by the United States of tariffs on a broad range of Chinese-origin imports into the U.S., and retaliatory tariffs by China on certain U.S.-origin imports into China, including automobiles. The continuation of these or other tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2018	2017	Change		2018	2017	Change

1 Canadian dollar equals U.S. dollars	0.765	0.798	-	4%	0.776	0.766	+	1%
1 euro equals U.S. dollars	1.163	1.175	-	1%	1.195	1.114	+	7%
1 Chinese renminbi equals U.S. dollars	0.147	0.150	-	2%	0.154	0.147	+	5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended September 30, 2018 and nine months ended September 30, 2018 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

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LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2018	2017	Change		2018	2017	Change
North America	4,156	3,979	+	4%	12,939	12,969		—
Europe	4,971	4,973		—	17,082	16,672	+	2%
China	5,931	6,497	-	9%	19,206	19,307	-	1%

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018

SALES

Sales increased 9% or $754 million to $9.62 billion for the third quarter of 2018 compared to $8.86 billion for the third quarter of 2017, primarily as a result of the launch of new programs during or subsequent to the third quarter of 2017, in particular in our Complete Vehicles and Body Exteriors & Structures businesses.

This factor was partially offset by the impact of a change in production volumes on various other programs and a $180 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Canadian dollar, euro, Turkish lira, Brazilian real and Chinese renminbi.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

COST OF GOODS SOLD

	For the three months
	ended September 30,
	2018	2017	Change
Material	$5,899	$5,279	$620
Direct labour	717	672	45
Overhead	1,637	1,537	100
Cost of goods sold	$8,253	$7,488	$765

Cost of goods sold increased $765 million to $8.25 billion for the third quarter of 2018 compared to $7.49 billion for the third quarter of 2017 primarily as a result of higher material, overhead and direct labour costs associated with the increase in sales. In addition, cost of goods sold increased due to spending associated with electrification and autonomy, higher launch costs and higher pre-operating costs incurred at new facilities.  These factors were partially offset by a $154 million net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the Canadian dollar, euro, Turkish lira and Brazilian real, each against the U.S. dollar.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $15 million to $325 million for the third quarter of 2018 compared to $310 million for the third quarter of 2017. The higher depreciation and amortization was primarily a result of increased capital deployed at existing facilities mainly to support the launch of new programs subsequent to the third quarter of 2017 partially offset by a $5 million net decrease in reported U.S. dollar depreciation and amortization mainly due to the weakening of the Canadian dollar and euro, both against the U.S. dollar.

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SELLING, GENERAL AND ADMINISTRATIVE (“SG&A”)

SG&A expense as a percentage of sales was 4.2% for the third quarter of 2018 compared to 4.6% for the third quarter of 2017. SG&A expense decreased $3 million to $403 million for the third quarter of 2018 compared to $406 million for the third quarter of 2017.  The 0.4% decrease in SG&A expense as a percentage of sales was primarily due to an increase in sales in our Complete Vehicles segment which has a lower SG&A expense as a percentage of sales than our consolidated average. The $3 million decrease in SG&A expense was primarily due to:

•                  an $11 million favourable impact of higher foreign exchange gains in the third quarter of 2018 compared to foreign exchange losses in the third quarter of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;

•                  lower incentive and executive compensation; and

•                  a $4 million net decrease in the reported U.S. dollar SG&A expense primarily due to the weakening of the Canadian dollar and euro against the U.S. dollar.

These factors were partially offset by higher labour and benefit costs and increased costs incurred at new facilities.

INTEREST EXPENSE, NET

During the third quarter of 2018, we recorded net interest expense of $23 million compared to $20 million for the third quarter of 2017. The $3 million increase is primarily as a result of higher interest expense due to the increase in borrowings on our U.S. commercial paper (the “U.S. Program”) and interest expense on the €600 million 1.500% fixed-rate Senior Notes issued on September 25, 2017.

EQUITY INCOME

Equity income increased $17 million to $62 million for the third quarter of 2018 compared to $45 million for the third quarter of 2017, primarily due to earnings on higher sales, largely due to the launch of new business subsequent to the third quarter of 2017 and lower warranty costs, each at certain equity-accounted Power & Vision facilities.

These factors were partially offset by higher pre-operating costs incurred at a new equity-accounted Power & Vision facility and a $3 million net decrease in reported U.S. dollar equity income mainly due to the weakening of the Chinese renminbi and Canadian dollar, both against the U.S. dollar.

OTHER EXPENSE (INCOME), NET

During the third quarter of 2018 and 2017, we recorded net restructuring charges of $2 million ($2 million after tax) at a certain Power & Vision operation.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes decreased $9 million to $674 million for the third quarter of 2018 compared to $683 million for the third quarter of 2017. The decrease in income from operations before income taxes is the result of a $765 million increase in cost of sales, a $15 million increase in depreciation and amortization and a $3 million increase in interest expense, net partially offset by a $754 million increase in sales, a $17 million increase in equity income and a $3 million decrease in SG&A, each as discussed above.

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INCOME TAXES

	For the three months ended September 30,
	2018		2017
Income Taxes as reported	$114	16.9%	$162	23.7%
Reassessment of deferred tax balances	21	3.1	—	—
Tax effect on Other expense (income), net	—	—	—	(0.1)
	$135	20.0%	$162	23.6%

In the third quarter of 2018, we entered into an agreement to sell our global Fluid Pressure & Controls (“FP&C”) business (refer to Note 3 of our unaudited interim consolidated financial statements for the three months ended September 30, 2018 for additional information). We reassessed our positions in deferred taxes in anticipation of closing the FP&C transaction in the first quarter of 2019, recognizing a $21 million net reduction in deferred tax expense (“Reassessment of deferred tax balances”).

Excluding Other expense (income), net, after tax, and the Reassessment of deferred tax balances, the effective income tax rate decreased to 20.0% for the third quarter of 2018 compared to 23.6% for the third quarter of 2017 primarily as a result of a change in our reserves for uncertain tax positions and a reduction in the U.S. federal statutory tax rate beginning in 2018 as a result of the tax reform in the U.S. partially offset by a higher accrued tax on undistributed earnings.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests decreased $3 million to $6 million for the third quarter of 2018 compared to $9 million for the third quarter of 2017.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. increased $42 million to $554 million for the third quarter of 2018 compared to $512 million for the third quarter of 2017, as a result of a decrease in income taxes of $48 million and a decrease in income attributable to non-controlling interests of $3 million partially offset by a decrease in income from operations before income taxes of $9 million, each as discussed above.

EARNINGS PER SHARE

	For the three months
	ended September 30,
	2018	2017	Change
Earnings per Common Share
Basic	$1.63	$1.39	+	17%
Diluted	$1.62	$1.38	+	17%
Weighted average number of Common Shares outstanding (millions)
Basic	341.0	368.2	-	7%
Diluted	343.0	370.4	-	7%
Adjusted diluted earnings per share	$1.56	$1.39	+	12%

Diluted earnings per share increased $0.24 to $1.62 for the third quarter of 2018 compared to $1.38 for the third quarter of 2017 as a result of the increase in net income attributable to Magna International Inc. as discussed above and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2018. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2017, pursuant to our normal course issuer bids.

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Other expense (income), net, after tax and Reassessment of deferred tax balances positively impacted diluted earnings per share by $0.06 for the third quarter of 2018 and negatively impacted diluted earnings per share by $0.01 for the third quarter of 2017, as discussed in the “Other expense (income), net” and “Income Taxes” sections.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, increased $0.17 to $1.56 for the third quarter of 2018 compared to $1.39 for the third quarter of 2017.

NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018

The following non-GAAP Measures should not be considered in isolation or as a substitute for the discussion of our related financial results prepared in accordance with U.S. GAAP. A reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the third quarter of 2018 compared to the third quarter of 2017:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Third quarter of 2017	$8,864	$705		8.0%
Increase (Decrease) related to:
Body Exteriors & Structures	176	16		—
Power & Vision	117	(9)	-	0.2%
Seating Systems	2	(26)	-	0.3%
Complete Vehicles	453	7	-	0.3%
Corporate and Other	6	6	+	0.1%
Third quarter of 2018	$9,618	$699		7.3%

Adjusted EBIT as a percentage of sales decreased 0.7% to 7.3% for the third quarter of 2018 compared to 8.0% for the third quarter of 2017 primarily as a result of:

•                  an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average;

•                  spending associated with electrification and autonomy in our Power & Vision segment;

•                  higher launch costs;

•                  higher pre-operating costs incurred at new facilities;

•                  inefficiencies at a plant we are closing and restructuring costs incurred at a certain facility, both in Body Exteriors & Structures;

•                  favourable customer pricing resolutions in the third quarter of 2017 in our Seating Systems segment; and

•                  $8 million related to newly established tariffs, primarily on steel and aluminum in our Body Exteriors & Structures segment.

These factors were partially offset by:

•                  higher equity income, primarily in our Power & Vision segment;

•                  favourable customer pricing resolutions in the third quarter of 2018 in our Body Exteriors & Structures segment;

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities; and

•                  an $11 million favourable impact in our Corporate and Other segment of foreign exchange gains in the third quarter of 2018 compared to foreign exchange losses in the third quarter of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency.

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RETURN ON INVESTED CAPITAL

Return on Invested Capital increased 0.1% to 14.2% for the third quarter of 2018 compared to 14.1% for the third quarter of 2017, primarily as a result of an increase in After-tax operating profits partially offset by higher Average Invested Capital.

After-tax operating profits increased primarily as a result of higher sales, lower income taxes, higher equity income and lower SG&A partially offset by higher cost of goods sold and depreciation and amortization, each as discussed above.

Average Invested Capital increased $1.12 billion to $16.34 billion for the third quarter of 2018 compared to $15.22 billion for the third quarter of 2017 primarily due to:

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2018;

•                  an increase in investments, including our investment in Lyft, Inc. (“Lyft”) equity during the second quarter of 2018; and

•                  an increase in working capital.

These factors were partially offset by the reduction in Average Invested Capital due to the net weakening of foreign currencies against the U.S. dollar.

RETURN ON EQUITY

Return on Equity was 19.1% for the third quarter of 2018, compared to 18.1% for the third quarter of 2017. Return on Equity was higher as net income attributable to Magna increased at a higher rate than the increase in Average Shareholders’ Equity.  Foreign exchange had a 0.3% unfavourable impact on Return on Equity.

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SEGMENT ANALYSIS

We are a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities including body, chassis, exterior, seating, powertrain, advanced driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to the chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Financial Measures Reconciliation” section included in this MD&A.

	For the three months ended September 30,
	Sales			Adjusted EBIT
	2018	2017	Change	2018	2017	Change

Body Exteriors & Structures	$4,180	$4,004	$176	$322	$306	$16
Power & Vision	2,947	2,830	117	258	267	(9)
Seating Systems	1,219	1,217	2	69	95	(26)
Complete Vehicles	1,391	938	453	24	17	7
Corporate and Other	(119)	(125)	6	26	20	6
Total reportable segments	$9,618	$8,864	$754	$699	$705	$(6)

BODY EXTERIORS & STRUCTURES

	For the three months
	ended September 30,
	2018	2017	Change
Sales	$4,180	$4,004	$176	+	4%
Adjusted EBIT	$322	$306	$16	+	5%
Adjusted EBIT as a percentage of sales	7.7%	7.6%		+	0.1%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures increased 4% or $176 million to $4.18 billion for the third quarter of 2018 compared to $4.00 billion for the third quarter of 2017, primarily as a result of the launch of new programs during or subsequent to the third quarter of 2017, including the:

•                  Ram 1500 pickup;

•                  BMW X3;

•                  Chevrolet Traverse and Buick Enclave;

•                  Chevrolet Equinox and GMC Terrain; and

•                  Ford Expedition and Lincoln Navigator.

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These factors were partially offset by:

•                  the impact of a change in production volumes on various other programs;

•                  a $79 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar, Brazilian real, euro, Russian ruble and Turkish lira, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the third quarter of 2017.

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures increased $16 million to $322 million for the third quarter of 2018 compared to $306 million for the third quarter of 2017 primarily as a result of:

•                  favourable customer pricing resolutions in the third quarter of 2018;

•                  earnings on higher sales;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher scrap steel recoveries in excess of higher net commodity costs.

These factors were partially offset by:

•                  higher launch costs;

•                  inefficiencies at a plant we are closing and restructuring costs incurred at a certain facility, both in Body Exteriors & Structures;

•                  an $8 million decrease in reported U.S. dollar Adjusted EBIT primarily due to the weakening of the Canadian dollar and Russian ruble, each against the U.S. dollar;

•                  $7 million related to newly established tariffs, primarily on steel and aluminum; and

•                  net customer price concessions subsequent to the third quarter of 2017.

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures increased 0.1% to 7.7% for the third quarter of 2018 compared to 7.6% for the third quarter of 2017 primarily as a result of:

•                  favourable customer pricing resolutions in the third quarter of 2018; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher launch costs; and

•                  inefficiencies at a plant we are closing and restructuring costs incurred at a certain facility, both in Body Exteriors & Structures.

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POWER & VISION

	For the three months
	ended September 30,
	2018	2017	Change
Sales	$2,947	$2,830	$117	+	4%
Adjusted EBIT	$258	$267	$(9)	-	3%
Adjusted EBIT as a percentage of sales	8.8%	9.4%		-	0.6%

Sales — Power & Vision

Sales for Power & Vision increased 4% or $117 million to $2.95 billion for the third quarter of 2018 compared to $2.83 billion for the third quarter of 2017, primarily as a result of the launch of new programs during or subsequent to the third quarter of 2017, including the:

•                  Ram 1500 pickup;

•                  Audi A6;

•                  Chevrolet Traverse and Buick Enclave;

•                  BYD Tang;

•                  Volkswagen Tayron; and

•                  dual-clutch transmissions on various BMW and Daimler vehicles.

These factors were partially offset by:

•                  the impact of a change in production volumes on various other programs;

•                  a $40 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Canadian dollar, euro, Chinese renminbi and Turkish lira, each against the U.S. dollar;

•                  facility divestitures subsequent to the third quarter of 2017 which negatively impacted sales by $9 million; and

•                  net customer price concessions subsequent to the third quarter of 2017.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision decreased $9 million to $258 million for the third quarter of 2018 compared to $267 million for the third quarter of 2017 primarily as a result of:

•                  spending associated with electrification and autonomy;

•                  a $6 million decrease in reported U.S. dollar Adjusted EBIT primarily due to the weakening of the Canadian dollar and Chinese renminbi, each against the U.S. dollar;

•                  higher foreign exchange losses in the third quarter of 2018 compared to the third quarter of 2017;

•                  higher warranty costs of $4 million; and

•                  net customer price concessions subsequent to the third quarter of 2017.

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These factors were partially offset by:

•                  higher equity income, excluding the impact of foreign exchange, of $17 million;

•                  earnings on higher sales; and

•                  lower launch costs.

Equity income, excluding the impact of foreign exchange, was $17 million higher due to earnings on higher sales at certain equity-accounted operations, largely due to the launch of new business subsequent to the third quarter of 2017 and lower warranty costs at certain facilities partially offset by higher pre-operating costs incurred at a new facility.

Adjusted EBIT as a percentage of sales for Power & Vision decreased 0.6% to 8.8% for the third quarter of 2018 compared to 9.4% for the third quarter of 2017 primarily as a result of:

•                  spending associated with electrification and autonomy;

•                  higher foreign exchange losses in the third quarter of 2018 compared to the third quarter of 2017; and

•                  higher warranty costs.

These factors were partially offset by:

•                  higher equity income; and

•                  lower launch costs.

SEATING SYSTEMS

	For the three months
	ended September 30,
	2018	2017	Change
Sales	$1,219	$1,217	$2		—
Adjusted EBIT	$69	$95	$(26)	-	27%
Adjusted EBIT as a percentage of sales	5.7%	7.8%		-	2.1%

Sales — Seating Systems

Sales in Seating Systems were substantially unchanged at $1.22 billion for the third quarter of 2018 and 2017. Factors increasing sales were primarily as a result of the launch of new programs during or subsequent to the third quarter of 2017, including the:

•                  Ford Expedition and Lincoln Navigator;

•                  Lynk & Co. 01 and 02;

•                  Chevrolet Traverse and Buick Enclave; and

•                  BMW X5.

These factors were partially offset by:

•                  a $48 million decrease in reported U.S. dollar sales as a result of the weakening of certain foreign currencies against the U.S. dollar, including the Turkish lira, Canadian dollar and Brazilian real;

•                  the impact of a change in production volumes on various other programs;

•                  a facility divestiture subsequent to the third quarter of 2017 which negatively impacted sales by $13 million; and

•                  net customer price concessions subsequent to the third quarter of 2017.

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Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $26 million to $69 million for the third quarter of 2018 compared to $95 million for the third quarter of 2017 primarily as a result of:

•                  higher pre-operating costs incurred at new facilities;

•                  favourable customer pricing resolutions in the third quarter of 2017; and

•                  higher foreign exchange losses in the third quarter of 2018 compared to the third quarter of 2017, primarily due to the weakening of the Argentine peso against U.S. dollar.

Adjusted EBIT as a percentage of sales for Seating Systems decreased 2.1% to 5.7% for the third quarter of 2018 compared to 7.8% for the third quarter of 2017 primarily as a result of higher pre-operating costs incurred at new facilities, favourable customer pricing resolutions in the third quarter of 2017 and higher foreign exchange losses in the third quarter of 2018 compared to the third quarter of 2017.

COMPLETE VEHICLES

	For the three months
	ended September 30,
	2018	2017	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	33.5	21.1	12.4	+	59%
Sales	$1,391	$938	$453	+	48%
Adjusted EBIT	$24	$17	$7	+	41%
Adjusted EBIT as a percentage of sales	1.7%	1.8%		-	0.1%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

12    Magna International Inc. Third Quarter Report 2018

Sales — Complete Vehicles

Sales increased 48% or $453 million to $1.39 billion for the third quarter of 2018 compared to $938 million for the third quarter of 2017 and assembly volumes increased 59% or 12.4 thousand units.

The increase in Complete Vehicle sales is primarily due to the launch of the Jaguar E-Pace program which started production during the third quarter of 2017 and the launch of the Jaguar I-Pace program which started production during the first quarter of 2018.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $7 million to $24 million for the third quarter of 2018 compared to $17 million for the third quarter of 2017 primarily as a result of earnings on higher sales and lower launch costs relating to the Jaguar E-Pace.

These factors were partially offset by higher depreciation and amortization, launch and other costs relating to the Mercedes-Benz G-Class.

Adjusted EBIT as a percentage of sales for Complete Vehicles decreased 0.1% to 1.7% for the third quarter of 2018 compared to 1.8% for the third quarter of 2017 primarily as a result of higher depreciation and amortization, launch and other costs relating to the Mercedes-Benz G-Class.

These factors were partially offset by higher margins earned on higher sales and lower launch costs relating to the Jaguar E-Pace.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other increased $6 million to $26 million for the third quarter of 2018 compared to $20 million for the third quarter of 2017, primarily due to an $11 million favourable impact of foreign exchange gains in the third quarter of 2018 compared to foreign exchange losses in the third quarter of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency partially offset by higher net foreign exchange losses and other net costs.

Magna International Inc. Third Quarter Report 2018    13

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

	For the three months
	ended September 30,
	2018	2017	Change
Net income	$560	$521
Items not involving current cash flows	339	352
	899	873	$26
Changes in operating assets and liabilities	177	9	168
Cash provided from operating activities	$1,076	$882	$194

Cash provided from operating activities increased $194 million for the third quarter of 2018 compared to the third quarter of 2017 primarily as a result of:

•                  a $878 million increase in cash received from customers; and

•                  a $23 million decrease in cash paid for taxes.

These factors were partially offset by:

•                  a $550 million increase in cash paid for material and overhead;

•                  a $136 million increase in cash paid for labour; and

•                  lower dividends received from equity investments of $6 million.

CAPITAL AND INVESTING SPENDING

	For the three months
	ended September 30,
	2018	2017	Change
Fixed asset additions	$(381)	$(380)
Investments, other assets and intangible assets	(114)	(158)
Fixed assets, investments, other assets and intangible assets additions	(495)	(538)
Investment in Lyft	(20)	—
Proceeds from disposition	76	71
Cash used for investing activities	$(439)	$(467)	$28

14    Magna International Inc. Third Quarter Report 2018

Fixed assets, investments, other assets and intangible assets additions

In the third quarter of 2018, we invested $381 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2018 was for manufacturing equipment and buildings for programs that will be launching subsequent to the third quarter of 2018. In addition, we invested $108 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the third quarter of 2018 or will be launching subsequent to the third quarter of 2018, and we invested a further $6 million in equity-accounted investments.

Investment in Lyft

In the third quarter of 2018, we purchased $20 million in Lyft shares for an equity compensation program for employees working on the multi-year collaboration with Lyft to jointly develop and manufacture self-driving systems.

Proceeds from disposition

In the third quarter of 2018, the $76 million of proceeds related to normal course fixed and other asset disposals.

FINANCING

	For the three months
	ended September 30,
	2018	2017	Change

Issues of debt	$119	$715
Increase (Decrease) in short-term borrowings	149	(541)
Repayments of debt	(6)	(33)
Issue of Common Shares on exercise of stock options	1	9
Repurchase of Common Shares	(520)	(422)
Shares repurchased for tax withholdings on vesting of equity awards	(4)	—
Dividends paid to non-controlling interest	—	(26)
Dividends paid	(109)	(99)
Cash used for financing activities	$(370)	$(397)	$27

The increase in short-term borrowings relates primarily to a $115 million increase in the U.S. Program and a $105 million increase in euro-commercial paper [the “euro-Program”] during the third quarter of 2018.  These increases were offset by a reduction in our bank indebtedness.

Repurchases of Common Shares during the third quarter of 2018 are related to 9.21 million Common Shares repurchased for aggregate cash consideration of $520 million.

Cash dividends paid per Common Share were $0.330 for the third quarter of 2018, for a total of $109 million compared to cash dividends paid per Common Share of $0.275 for the third quarter of 2017, for a total of $99 million.

FINANCING RESOURCES

	As at	As at
	September 30,	December 31,
	2018	2017	Change

Liabilities
Short-term borrowings	$1,291	$259
Long-term debt due within one year	231	108
Long-term debt	3,112	3,195
	4,634	3,562	$1,072
Non-controlling interests	487	502	(15)
Shareholders’ equity	11,018	11,210	(192)
Total capitalization	$16,139	$15,274	$865

Total capitalization increased by $865 million to $16.14 billion as at September 30, 2018 compared to $15.27 billion at December 31, 2017, primarily as a result of a $1.07 billion increase in liabilities partially offset by a $192 million decrease in shareholders’ equity and a $15 million decrease in non-controlling interests.

The increase in liabilities relates primarily to a $885 million increase in the U.S. Program and a $134 million increase in the euro-Program during the first nine months of 2018.

Magna International Inc. Third Quarter Report 2018    15

The decrease in shareholders’ equity was primarily as a result of:

•                  the $1.35 billion repurchase and cancellation of 22.7 million Common Shares during the first nine months of 2018;

•                  a $387 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars;

•                  the $342 million of dividends paid during the first nine months of 2018; and

•                  a $31 million net unrealized loss on cash flow hedges.

These factors were partially offset $1.87 billion of net income earned in the first nine months of 2018.

The decrease in non-controlling interest was primarily as a result of the decrease in income attributable to non-controlling interests in the first nine months of 2018.

CASH RESOURCES

During the third quarter of 2018, our cash resources including restricted cash equivalents increased by $257 million to $1.00 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at September 30, 2018, we had term and operating lines of credit totalling $2.94 billion, of which $1.35 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2023. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 7, 2018 were exercised:

Common Shares	334,008,124
Stock options (i)	8,116,346
342,124,470

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2018 that are outside the ordinary course of our business. Refer to our MD&A included in our 2017 Annual Report.

16     Magna International Inc. Third Quarter Report 2018

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2018	2017	Change	2018	2017	Change

Body Exteriors & Structures	$13,350	$12,280	$1,070	$1,047	$992	$55
Power & Vision	9,334	8,685	649	915	861	54
Seating Systems	4,113	3,919	194	315	328	(13)
Complete Vehicles	4,331	2,334	1,997	44	38	6
Corporate and Other	(438)	(314)	(124)	56	62	(6)
Total reportable segments	$30,690	$26,904	$3,786	$2,377	$2,281	$96

BODY EXTERIORS & STRUCTURES

	For the nine months
	ended September 30,
	2018	2017	Change
Sales	$13,350	$12,280	$1,070	+	9%
Adjusted EBIT	$1,047	$992	$55	+	6%
Adjusted EBIT as a percentage of sales	7.8%	8.1%		-	0.3%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures increased 9% or $1.07 billion to $13.35 billion for the nine months ended September 30, 2018 compared to $12.28 billion for the nine months ended September 30, 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2017, including the:

•                  Jeep Cherokee;

•                  Chevrolet Equinox and GMC Terrain;

•                  Jeep Compass;

•                  Jeep Wrangler; and

•                  Ford Expedition and Lincoln Navigator; and

•                  a $265 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  the impact of a change in production volumes on various other programs; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2017.

Magna International Inc. Third Quarter Report 2018    17

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures increased $55 million to $1.05 billion for the nine months ended September 30, 2018 compared to $992 million for the nine months ended September 30, 2017 primarily as a result of:

•                  earnings on higher sales;

•                  favourable customer pricing resolutions in the third quarter of 2018;

•                  productivity and efficiency improvements at certain facilities;

•                  foreign exchange gains in the nine months ended September 30, 2018 compared to foreign exchange losses in the nine months ended September 30, 2017;

•                  higher scrap steel recoveries in excess of higher net commodity costs; and

•                  a $12 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the euro, Canadian dollar and Chinese renminbi each against the U.S. dollar.

These factors were partially offset by:

•                  higher launch costs;

•                  inefficiencies at a plant we are closing and restructuring costs incurred at a certain facility, both in Body Exteriors & Structures;

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2017.

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 0.3% to 7.8% for the nine months ended September 30, 2018 compared to 8.1% for the nine months ended September 30, 2017 primarily as a result of:

•                  higher launch costs;

•                  inefficiencies at a plant we are closing and restructuring costs incurred at a certain facility, both in Body Exteriors & Structures; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings.

These factors were partially offset by:

•                  productivity and efficiency improvements at certain facilities;

•                  favourable customer pricing resolutions in the third quarter of 2018;

•                  foreign exchange gains in the nine months ended September 30, 2018 compared to foreign exchange losses in the nine months ended September 30, 2017; and

•                  higher scrap steel recoveries in excess of higher net commodity costs.

18     Magna International Inc. Third Quarter Report 2018

POWER & VISION

	For the nine months
	ended September 30,
	2018	2017	Change
Sales	$9,334	$8,685	$649	+	7%
Adjusted EBIT	$915	$861	$54	+	6%
Adjusted EBIT as a percentage of sales	9.8%	9.9%		-	0.1%

Sales — Power & Vision

Sales for Power & Vision increased 7% or $649 million to $9.33 billion for the nine months ended September 30, 2018 compared to $8.69 billion for the nine months ended September 30, 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2017, including the;

•                  Chevrolet Traverse and Buick Enclave;

•                  Jeep Wrangler;

•                  Audi A6;

•                  Volkswagen Tiguan;

•                  Ford Expedition and Lincoln Navigator; and

•                  dual-clutch transmissions on various BMW and Daimler vehicles; and

•                  a $325 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by the impact of a change in production volumes on various other programs, facility divestitures subsequent to the nine months ended September 30, 2017 which negatively impacted sales by $20 million and net customer price concessions subsequent to the nine months ended September 30, 2017.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision increased $54 million to $915 million for the nine months ended September 30, 2018 compared to $861 million for the nine months ended September 30, 2017 primarily as a result of:

•                  higher equity income, excluding the impact of foreign exchange, of $38 million;

•                  earnings on higher sales;

•                  a $27 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar;

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag;

•                  lower foreign exchange losses in the third quarter of 2018 compared to the third quarter of 2017;

•                  facility divestitures subsequent to the nine months ended September,30 2017; and

•                  lower launch costs.

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These factors were partially offset by:

•                  spending associated with electrification and autonomy;

•                  higher warranty costs of $32 million;

•                  net favourable commercial settlements during the nine months ended September 30, 2017;

•                  higher commodity costs; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2017.

Equity income, excluding the impact of foreign exchange, was $38 million higher due to earnings on higher sales at certain equity-accounted operations, largely due to the launch of new business subsequent to the third quarter of 2017 a favourable change in the reserve for uncertain tax position at a certain facility and lower warranty costs at certain facilities partially offset by higher pre-operating costs incurred at a new facility and a write-down of inventory and receivables relating to one customer at a certain facility.

Adjusted EBIT as a percentage of sales for Power & Vision decreased 0.1% to 9.8% for the nine months ended September 30, 2018 compared to 9.9% for the nine months ended September 30, 2017 primarily as a result of:

•                  spending associated with electrification and autonomy;

•                  higher warranty costs;

•                  net favourable commercial settlements during the nine months ended September 30, 2017; and

•                  higher commodity costs.

These factors were partially offset by:

•                  higher equity income;

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag;

•                  lower foreign exchange losses in the third quarter of 2018 compared to the third quarter of 2017;

•                  facility divestitures subsequent to the nine months ended September,30 2017; and

•                  lower launch costs.

SEATING SYSTEMS

	For the nine months
	ended September 30,
	2018	2017	Change
Sales	$4,113	$3,919	$194	+	5%
Adjusted EBIT	$315	$328	$(13)	-	4%
Adjusted EBIT as a percentage of sales	7.7%	8.4%		-	0.7%

Sales — Seating Systems

Sales in Seating Systems increased 5% or $194 million to $4.11 billion for the nine months ended September 30, 2018 compared to $3.92 billion for the nine months ended September 30, 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2017, including the;

•                  Ford Expedition and Lincoln Navigator;

•                  Lynk & Co. 01 and 02;

•                  Ford Fiesta; and

•                  Chevrolet Traverse and Buick Enclave; and

•                  a $3 million increase in reported U.S. dollar sales as a result of the strengthening of certain foreign currencies against the U.S. dollar, including the euro and Canadian dollar partially offset by the weakening of certain foreign currencies against the U.S. dollar, including the Turkish lira, Argentine peso and Brazil real.

20     Magna International Inc. Third Quarter Report 2018

These factors were partially offset by:

•                  the end of production on certain programs;

•                  the impact of a change in production volumes on various other programs;

•                  a facility divestiture subsequent to the nine months ended September 30, 2017 which negatively impacted sales by $44 million; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2017.

Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $13 million to $315 million for the nine months ended September 30, 2018 compared to $328 million for the nine months ended September 30, 2017 primarily as a result of:

•                  higher pre-operating costs incurred at new facilities;

•                  higher foreign exchange losses in the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017, primarily due to the weakening of the Argentine peso against the U.S. dollar; and

•                  net customer price concessions subsequent to the third quarter of 2017.

These factors were partially offset by earnings on higher sales and higher equity income, excluding the impact of foreign exchange, of $8 million.

Adjusted EBIT as a percentage of sales for Seating Systems decreased 0.7% to 7.7% for the nine months ended September 30, 2018 compared to 8.4% for the nine months ended September 30, 2017 primarily as a result of higher pre-operating costs incurred at new facilities partially offset by higher equity income.

COMPLETE VEHICLES

	For the nine months ended September 30,
	2018	2017	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	107.9	50.6	57.3	+	113%
Sales	$4,331	$2,334	$1,997	+	86%
Adjusted EBIT	$44	$38	$6	+	16%
Adjusted EBIT as a percentage of sales	1.0%	1.6%		-	0.6%

(i)        Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Magna International Inc. Third Quarter Report 2018    21

Sales — Complete Vehicles

Sales increased 86% or $2.00 billion to $4.33 billion for the nine months ended September 30, 2018 compared to $2.33 billion for the nine months ended September 30, 2017 and assembly volumes increased 113% or 57.3 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•                  the launch of the Jaguar E-Pace program which started production during the third quarter of 2017;

•                  the launch of the BMW 5-Series which started production during the first quarter of 2017;

•                  a $303 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  the launch of the Jaguar I-Pace program which started production during the first quarter of 2018.

These factors were partially offset by the impact of lower volumes on the launch of the new Mercedes-Benz G-Class.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $6 million to $44 million for the nine months ended September 30, 2018 compared to $38 million for the nine months ended September 30, 2017 primarily as a result of:

•                  earnings on higher sales of the BMW 5-Series;

•                  earnings on higher sales of the Jaguar E-Pace and I-Pace; and

•                  a lower amount of employee profit sharing.

These factors were partially offset by:

•                  higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace partially offset by lower launch costs relating to the Jaguar E-Pace; and

•                  reduced earnings from higher depreciation and amortization and lower sales as a result of the launch of the new Mercedes-Benz G-Class.

Adjusted EBIT as a percentage of sales for Complete Vehicles decreased 0.6 % to 1.0% for the nine months ended September 30, 2018 compared to 1.6% for the for the nine months ended September 30, 2017 primarily as a result of:

•                  higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace partially offset by lower launch cost relating to the Jaguar E-Pace; and

•                  reduced earnings from higher depreciation and amortization and lower sales as a result of the launch of the new Mercedes-Benz G-Class.

These factors were partially offset by margins earned on higher sales of the BMW 5-Series.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other decreased $6 million to $56 million for the nine months ended September 30, 2018 compared to $62 million for the nine months ended September 30, 2017, primarily due to a $10 million unfavourable impact of lower foreign exchange gains in the first nine months of 2018 compared to the first nine months of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency partially offset by lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

22     Magna International Inc. Third Quarter Report 2018

NON-GAAP PERFORMANCE MEASURES - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

Nine months ended September 30, 2017	$26,904	$2,281	8.5%
Increase (Decrease) related to:
Body Exteriors & Structures	1,070	55	-	0.1%
Power & Vision	649	54	—
Seating Systems	194	(13)	-	0.1%
Complete Vehicles	1,997	6	-	0.6%
Corporate and Other	(124)	(6)	—
Nine months ended September 30, 2018	$30,690	$2,377	7.7%

Adjusted EBIT as a percentage of sales decreased 0.8% to 7.7% for the nine months ended September 30, 2018 compared to 8.5% for the nine months ended September 30, 2017 primarily as a result of an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average. Other items decreasing Adjusted EBIT as a percentage of sales include:

•                  higher launch costs, primarily in our Body Exteriors & Structures segment;

•                  spending associated with electrification and autonomy in our Power & Vision segment;

•                  higher pre-operating costs incurred at new facilities, primarily in our Seating Systems segment; and

•                  higher warranty costs, primarily in our Power & Vision segment.

These factors were partially offset by:

•                  foreign exchange gains in the nine months ended September 30, 2018 compared to foreign exchange losses in the nine months ended September 30, 2017;

•                  higher equity income, primarily in our Power & Vision and Seating Systems segments;

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities;

•                  favourable customer pricing resolutions in the third quarter of 2018 in our Body Exteriors & Structures segment; and

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag in our Power & Vision segment.

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RETURN ON INVESTED CAPITAL

Return on Invested Capital increased 0.1% to 15.9% for the nine months ended September 30, 2018 compared to 15.8% for the nine months ended September 30, 2017, primarily as a result of an increase in After-tax operating profits partially offset by higher Average Invested Capital.

After-tax operating profits increased primarily as a result of higher sales, lower income taxes, higher equity income, a favourable increase in Other expense (income), net, and SG&A partially offset by higher cost of goods sold and depreciation and amortization.

Average Invested Capital increased $1.68 billion to $16.13 billion for the nine months ended September 30, 2018 compared to $14.45 billion for the nine months ended September 30, 2017 primarily due to:

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the nine months ended September 30, 2018;

•                  the net strengthening of foreign currencies against the U.S. dollar;

•                  an increase in working capital; and

•                  an increase in investments, including our investment in Lyft equity during the second quarter of 2018.

RETURN ON EQUITY

Return on Equity increased 0.8% to 20.8% for the nine months ended September 30, 2018 compared to 20.0% for the nine months ended September 30, 2017. Return on Equity was higher as net income attributable to Magna increased at a higher rate than the increase in Average Shareholders’ Equity.

24     Magna International Inc. Third Quarter Report 2018

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017

Net Income	$560	$521	$1,865	$1,669
Add :
Interest Expense, net	23	20	67	50
Other expense (income), net	2	2	(34)	11
Income Taxes	114	162	479	551
Adjusted EBIT	$699	$705	$2,377	$2,281

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017
Sales	$9,618	$8,864	$30,690	$26,904
Adjusted EBIT	$699	$705	$2,377	$2,281
Adjusted EBIT as a percentage of sales	7.3%	8.0%	7.7%	8.5%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017

Net income attributable to Magna International Inc.	$554	$512	$1,840	$1,637
Add :
Other expense (income), net	2	2	(34)	11
Tax effect on Other expense (income), net	—	—	3	—
Reassessment of deferred tax balances	(21)	—	(21)	—
Adjusted net income attributable to Magna International Inc.	535	514	1,788	1,648
Diluted weighted average number of Common Shares outstanding during the period (millions)	343.0	370.4	352.3	377.7
Adjusted diluted earnings per share	$1.56	$1.39	$5.08	$4.36

Magna International Inc. Third Quarter Report 2018    25

RETURN ON INVESTED CAPITAL

Return on Invested Capital is discussed in the “Non-GAAP Performance Measures” section. Return on Invested Capital is calculated as After-tax operating profits divided by average Invested Capital for the period.

After-tax operating profits is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017

Net Income	$560	$521	$1,865	$1,669
Add :
Interest Expense, net	23	20	67	50
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(1)	(3)	(11)	(10)
After-tax operating profits	$582	$538	$1,921	$1,709

Invested Capital is calculated in the table below:

	As at September 30,
	2018	2017

Total Assets	$26,665	$25,182
Excluding:
Cash and cash equivalents	(884)	(783)
Deferred tax assets	(274)	(257)
Less Current Liabilities	(10,784)	(9,257)
Excluding:
Short-term borrowings	1,291	457
Long-term debt due within one year	231	102
Invested Capital	$16,245	$15,444

Return on Invested Capital is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017
After-tax operating profits	$582	$538	$1,921	$1,709
Average Invested Capital	$16,342	$15,219	$16,130	$14,451
Return on Invested Capital	14.2%	14.1%	15.9%	15.8%

RETURN ON EQUITY

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017
Net income attributable to Magna International Inc.	$554	$512	$1,840	$1,637
Average Shareholders’ Equity	$11,577	$11,331	$11,789	$10,919
Return on Equity	19.1%	18.1%	20.8%	20.0%

26     Magna International Inc. Third Quarter Report 2018

SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subsequent to September 30, 2018, we purchased for cancellation 3,030,500 Common Shares under an existing normal course issuer bid for cash consideration of $150 million through a pre-defined automatic securities purchase plan with a designated broker.

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], our Board of Directors approved a new normal course issuer bid to purchase up to 33.2 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2018 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Credit Facility

On October 12, 2018, we entered into a 364-day syndicated credit agreement that provides for a USD $300 million revolving credit facility in Canada to be used for general corporate purposes.  As of November 7, 2018, we had not borrowed any funds under this credit facility.

Acquisition of OLSA S.p.A.

On October 31, 2018, we completed the acquisition of 100% of the equity interest in OLSA S.p.A [“OLSA”].  OLSA is a global company which designs, engineers and manufactures tail lamps and other lighting products.  The purchase price was $275 million (net of cash acquired and including debt assumed) and is subject to working capital and other customary purchase price adjustments.  The transaction will be accounted for as a business combination, however given the timing of the closing of the acquisition, the purchase accounting is incomplete at this time. As a result, it is not practicable for us to disclose the allocation of the purchase price to assets acquired and liabilities assumed. This information will be included in our 2018 Annual Report to Shareholders.

FUTURE CHANGES IN ACCOUNTING POLICIES

Refer to Note 1 - Significant Accounting Policies included in our unaudited interim consolidated financial statements for the three months ended September 30, 2018 included in this Quarterly Report for the impact of recently issued accounting pronouncements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 22 of our audited consolidated financial statements for the year ended December 31, 2017, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2017.

On July 27, 2018, we exercised our rights of first refusal to acquire two properties in the United States that we currently lease from Granite Real Estate Investment Trust.  Subsequently, we rescinded our rights to acquire both properties.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Third Quarter Report 2018    27

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements related to the expected closing of the sale of our Fluid Pressure & Controls business.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  intense competition;

•                  potential restrictions on free trade, including new, continued or higher tariffs on commodities and/or automobiles;

•                  escalation of international trade disputes;

•                  declines in vehicle sales and production volumes in China;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  shifts in “take rates” for products we sell;

•                  potential loss of any material purchase orders;

Manufacturing Operational Risks

•                  product and new facility launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

IT Security Risk

•                  IT/Security breaches;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions above contractual long-term agreement percentages;

•                  commodity cost increases;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs to repair or replace defective products;

•                  warranty costs that exceed warranty provisions;

•                  costs related to significant recalls;

Acquisition Risks

•                  an increase in our risk profile as a result of completed acquisitions;

•                  acquisition integration risks;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop innovative products or processes;

•                  changing risk profile as a result of investment in strategic product areas such as powertrain and electronics;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax risks;

•                  changes in credit ratings assigned to us;

•                  the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•                  antitrust and compliance risks;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

28     Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
			2017		2017
			[As Adjusted		[As Adjusted
	Note	2018	– Note 2]	2018	– Note 2]

Sales		$9,618	$8,864	$30,690	$26,904

Costs and expenses
Cost of goods sold		8,253	7,488	26,341	22,690
Depreciation and amortization		325	310	960	868
Selling, general and administrative		403	406	1,233	1,231
Interest expense, net		23	20	67	50
Equity income		(62)	(45)	(221)	(166)
Other expense (income), net	4	2	2	(34)	11
Income from operations before income taxes		674	683	2,344	2,220
Income taxes		114	162	479	551
Net income		560	521	1,865	1,669
Income attributable to non-controlling interests		(6)	(9)	(25)	(32)
Net income attributable to Magna International Inc.		$554	$512	$1,840	$1,637

Earnings per Common Share:	5
Basic		$1.63	$1.39	$5.26	$4.36
Diluted		$1.62	$1.38	$5.22	$4.33

Cash dividends paid per Common Share		$0.33	$0.275	$0.99	$0.825

Weighted average number of Common Shares outstanding during the period [in millions]:	5
Basic		341.0	368.2	350.1	375.9
Diluted		343.0	370.4	352.3	377.7

See accompanying notes

Magna International Inc. Third Quarter Report 2018    29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
			2017		2017
			[As Adjusted		[As Adjusted
	Note	2018	– Note 2]	2018	– Note 2]

Net income		$560	$521	$1,865	$1,669

Other comprehensive (loss) income, net of tax:	16
Net unrealized (loss) gain on translation of net investment in foreign operations		(128)	215	(411)	572
Net unrealized gain (loss) on cash flow hedges		43	43	(31)	115
Reclassification of net loss on cash flow hedges to net income		5	5	3	61
Reclassification of net loss on pensions to net income		1	1	3	3
Other comprehensive (loss) income		(79)	264	(436)	751

Comprehensive income		481	785	1,429	2,420
Comprehensive loss (income) attributable to non-controlling interests		11	(18)	(1)	(53)
Comprehensive income attributable to Magna International Inc.		$492	$767	$1,428	$2,367

See accompanying notes

30    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

			As at
			December 31,
		As at	2017
		September 30,	[As Adjusted
	Note	2018	– Note 2]

ASSETS
Current assets
Cash and cash equivalents	6	$884	$726
Accounts receivable	2	7,160	6,695
Inventories	7	3,580	3,542
Prepaid expenses and other		192	237
Income taxes receivable	11	45	—
Assets held for sale	3	983	—
		12,844	11,200

Investments		2,337	2,079
Fixed assets, net		7,743	8,176
Intangible assets, net		533	650
Goodwill		1,895	2,099
Deferred tax assets		274	238
Other assets	9	1,039	1,026
		$26,665	$25,468

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10	$1,291	$259
Accounts payable		6,181	6,283
Accrued salaries and wages		813	836
Other accrued liabilities	13	1,853	1,739
Income taxes payable	11	—	18
Long-term debt due within one year		231	108
Liabilities held for sale	3	415	—
		10,784	9,243

Long-term debt		3,112	3,195
Long-term employee benefit liabilities		592	670
Other long-term liabilities		291	326
Deferred tax liabilities		381	322
		15,160	13,756

Shareholders’ equity
Capital stock
Common Shares [issued: 336,841,769; December 31, 2017 — 358,063,217]	15	3,460	3,617
Contributed surplus		127	119
Retained earnings		8,424	8,074
Accumulated other comprehensive loss	16	(993)	(600)
		11,018	11,210

Non-controlling interests		487	502
		11,505	11,712
		$26,665	$25,468

See accompanying notes

Magna International Inc. Third Quarter Report 2018    31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
			2017		2017
			[As Adjusted		[As Adjusted
	Note	2018	– Note 2]	2018	– Note 2]

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$560	$521	$1,865	$1,669
Items not involving current cash flows	6	339	352	1,005	999
		899	873	2,870	2,668
Changes in operating assets and liabilities	1, 6	177	9	(750)	(771)
Cash provided from operating activities		1,076	882	2,120	1,897

INVESTMENT ACTIVITIES
Fixed asset additions		(381)	(380)	(1,003)	(1,124)
Investment in Lyft, Inc.		(20)	—	(220)	—
Increase in investments, other assets and intangible assets		(114)	(158)	(331)	(384)
Proceeds from disposition		76	71	153	227
Acquisition		—	—	4	—
Cash used for investing activities		(439)	(467)	(1,397)	(1,281)

FINANCING ACTIVITIES
Issues of debt		119	715	149	744
Increase (decrease) in short-term borrowings		149	(541)	1,043	(334)
Repayments of debt		(6)	(33)	(41)	(101)
Issue of Common Shares on exercise of stock options		1	9	47	20
Shares repurchased for tax withholdings on vesting of equity awards		(4)	—	(6)	—
Repurchase of Common Shares	15	(520)	(422)	(1,352)	(905)
Contributions to subsidiaries by non-controlling interests		—	—	4	10
Dividends paid to non-controlling interests		—	(26)	(30)	(33)
Dividends paid		(109)	(99)	(342)	(305)
Cash used for financing activities		(370)	(397)	(528)	(904)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(10)	1	(31)	15

Net increase (decrease) in cash, cash equivalents and Restricted cash equivalents during the period		257	19	164	(273)
Cash, cash equivalents and restricted cash equivalents, beginning of period		746	876	839	1,168
Cash, cash equivalents and restricted cash equivalents, end of period	6	$1,003	$895	$1,003	$895

See accompanying notes

32    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2017		358.1	$3,617	$119	$8,074	$(600)	$502	$11,712
Adoption of ASU No. 2016-16	1				3			3
Balance, December 31, 2017, as adjusted		358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income					1,840		25	1,865
Other comprehensive loss						(412)	(24)	(436)
Contributions by non-controlling interests							4	4
Shares issued on exercise of stock options		1.1	56	(9)				47
Release of stock and stock units		0.3	13	(13)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.1)	(1)		(5)			(6)
Repurchase and cancellation under normal course issuer bid	15	(22.7)	(232)		(1,139)	19		(1,352)
Stock-based compensation expense				30				30
Acquisition							10	10
Dividends paid to non-controlling Interests							(30)	(30)
Dividends paid		0.1	7		(349)			(342)
Balance, September 30, 2018		336.8	$3,460	$127	$8,424	$(993)	$487	$11,505

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
[As Adjusted — Note 2]	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2016		382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Adoption of ASU No. 2014-09	2				(5)			(5)
Balance, December 31, 2016, as adjusted		382.3	$3,796	$105	$7,313	$(1,451)	$451	$10,214
Net income					1,637		32	1,669
Other comprehensive income						730	21	751
Contributions by non-controlling interest							10	10
Shares issued on exercise of stock options		0.9	29	(7)				22
Release of stock and stock units		0.1	5	(5)				—
Repurchase and cancellation under normal course issuer bid	15	(19.6)	(195)		(728)	16		(907)
Stock-based compensation expense				39				39
Dividends paid to non-controlling Interests							(33)	(33)
Dividends paid		0.1	3		(308)			(305)
Balance, September 30, 2017		363.8	$3,638	$132	$7,914	$(705)	$481	$11,460

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Third Quarter Report 2018    33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2017 audited consolidated financial statements and notes thereto included in the Company’s 2017 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2018 and the results of operations, changes in equity and cash flows for the three and nine months ended September 30, 2018 and 2017.

Certain amounts in prior periods have been reclassified to conform with current period presentation.

[b]   New Segment Structure

The Company announced a realignment of its management structure along product lines in December 2017. As a result, effective January 1, 2018, the Company’s results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in these unaudited interim consolidated financial statements have been adjusted to conform to the new segment presentation.  Refer to Note 19 for additional information.

[c]   Recently adopted Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), “Revenue from Contracts with Customers”. This ASU supersedes most of the existing guidance on revenue recognition in ASC Topic 605, Revenue Recognition and requires entities to recognize revenue when control of promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers and all of the related amendments [“new revenue standard”] to all contracts using the full retrospective transition method [note 2].

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The Company adopted ASU No. 2016-16 in the first quarter of 2018 on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

34    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01)”, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 requires the Company to measure its investments in private equity securities at fair value, with all gains and losses, realized and unrealized, recognized in the consolidated statement of income. The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a prospective basis for its investments in private equity securities.

As of September 30, 2018, the Company’s investment balance includes investments in private equity securities of $337 million [$50 million as of December 31, 2017]. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure its private equity investments. The Company’s private equity securities are classified within Level 3 in the fair value hierarchy because the Company estimates the value based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. Net gains recognized for the three and nine month periods ending September 30, 2018 were recorded in other expense (income), net.  Since the Company did not sell any of these private equity securities, no amounts were realized during the reporting period.

[d]   Future Accounting Standards

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12)” which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2017-12 is not expected to have a significant impact on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients. A project team has been formed to evaluate and implement the new standard. The project team is working to gather the data required to account for leases under the new standard, and on implementing third-party lease accounting software. In addition, the Company is in the process of identifying and implementing the appropriate changes to business processes and controls to support recognition and disclosure under the new standard. The Company plans to adopt the standard as of the first quarter of 2019. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

Internal-Use Software

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other Internal—Use—Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15)”.  ASU 2018-15 amends current guidance to align the accounting for costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing costs associated with developing or obtaining internal-use software. The guidance in ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted.  The Company plans to adopt the standard as of the first quarter of 2019.  The adoption of ASU 2018-15 is not expected to have a significant impact on the Company’s consolidated financial statements.

[e]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

Magna International Inc. Third Quarter Report 2018    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers [“new revenue standard”] using the full retrospective transition method. The Company recognized a net reduction to opening retained earnings of $5 million as of January 1, 2017 due to the cumulative impact of adopting the new revenue standard.  The impact was primarily due to a change in the timing of recognition for customer reimbursements for tooling and pre-production engineering activities.

[a]   Accounting Policies

Revenue Recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at a point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangements. Tooling and engineering revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations.  Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Total tooling and engineering sales were $217.8 million [2017 - $162.4 million] and $619.4 million [2017- $474.0 million] for the three and nine months ended September 30, 2018, respectively.

The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.

Amounts billed to customers related to shipping and handling costs are included in Sales in the Consolidated Statements of Income. Shipping and handling costs are accounted for as fulfillment costs and are included in Cost of goods sold in the Consolidated Statements of Income.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

For revenues disaggregated by product group, refer to Segmented Information [note 19].

36    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement, are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in the Company’s Other assets [note 9].

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer.  All pre-production tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling is also expensed.

Contract Assets and Liabilities

The Company’s contract assets include both billed and unbilled accounts receivable and are included in the Accounts Receivable balance.  Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at September 30, 2018, the Company’s unbilled accounts receivable balance was $150 million [2017 - $81 million].  Accounts receivable related to production, tooling and engineering sales were $5.4 billion as of September 30, 2018 [2017 - $5.1 billion].  Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. There were no significant contract liabilities recorded or recognized in revenue for all periods presented.

Product Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.  For further detail on the Company’s warranty obligations see Contingencies [note 18].

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for [i] contracts with an original expected length of one year or less and [ii] contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Magna International Inc. Third Quarter Report 2018    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

[b]   Impact of Adopting ASC 606

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Income as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017

Decrease in sales	$(472)	$(544)	$(635)	$(707)

Decrease in cost of goods sold	(464)	(532)	(652)	(715)
Increase in depreciation and amortization	2	2	4	3
Decrease in equity Income	3	4	—	1
(Decrease) increase in income from operations before income taxes	(13)	(18)	13	4
(Decrease) increase in income taxes	(3)	(5)	4	1
(Decrease) increase in net income	(10)	(13)	9	3
Decrease in income attributable to non-controlling interests	1	—	—	—
(Decrease) increase in net income attributable to Magna International Inc.	$(9)	$(13)	$9	$3

Earnings per Common Share:
Basic	$(0.03)	$(0.04)	$0.02	$0.01
Diluted	$(0.02)	$(0.04)	$0.02	$0.01

The decrease in Sales and Cost of goods sold for all periods was primarily a result of the change in the accounting for tooling and pre-production engineering activities as a cost recovery rather than as revenue, and also due to a change in the timing of recognition for customer reimbursements related to tooling and pre-production engineering activities.

The impact of adopting the new revenue standard affected certain balances in the Consolidated Balance Sheets as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017

ASSETS
Decrease in accounts receivable	$(174)	$(162)	$(190)	$(183)
Increase in inventories	181	203	183	163
Decrease in investments	(3)	(7)	(8)	(9)
Increase in fixed assets, net	38	38	37	35
Increase in deferred tax assets	3	8	4	2
Increase in other assets	73	53	66	67

LIABILITIES AND SHAREHOLDERS’ EQUITY
Decrease in accounts payable	$(1)	$(1)	$(2)	$(3)
Increase in other accrued liabilities	126	140	93	77
Increase in other long-term liabilities	7	23	22	22
Decrease in deferred tax liabilities	—	—	(1)	(1)
Decrease in retained earnings	(14)	(27)	(18)	(15)
Decrease in accumulated other comprehensive income	—	(2)	(2)	(3)
Decrease in non-controlling interests	—	—	—	(2)

38    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Cash Flows as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017

OPERATING ACTIVITIES
(Decrease) increase in net income	$(10)	$(13)	$9	$3
Increase (decrease) in items not involving current cash flows	1	(1)	5	4
	(9)	(14)	14	7
Decrease (increase) in changes in operating assets and liabilities	23	15	(13)	(6)
Increase in cash provided from operating activities	14	1	1	1

INVESTING ACTIVITIES
Increase in fixed asset additions	(14)	(1)	(1)	(1)
Increase in cash used for investing activities	(14)	(1)	(1)	(1)

Cash, cash equivalents and restricted cash equivalents beginning of period	1,168	1,028	876	895
Cash, cash equivalents and restricted cash equivalents, end of period	$1,028	$876	$895	$839

Magna International Inc. Third Quarter Report 2018    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              ASSETS AND LIABILITIES HELD FOR SALE

In the third quarter of 2018, the Company entered into an agreement to sell its global Fluid Pressure & Controls [“FP&C”] business to Hanon Systems. The purchase price for the FP&C business, is approximately $1.23 billion, subject to customary closing adjustments. The transaction is expected to close in the first quarter of 2019.

The Company determined that the assets and liabilities of the FP&C business met the criteria to be classified as held for sale as of September 30, 2018.  Accordingly, the held for sale assets and liabilities of the FP&C business were reclassified in the consolidated balance sheet at September 30, 2018 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year.  The business is included in the Company’s Power & Vision segment and did not meet the criteria to be classified as a discontinued operation.

The following table summarizes the carrying value of the major classes of assets and liabilities of the FP&C business which were classified as held for sale as of September 30, 2018:

September 30,
2018

Accounts receivable	$282
Inventories	158
Prepaid expenses and other	5
Investments	4
Fixed assets, net	305
Goodwill	160
Deferred tax assets	18
Other assets	12
Intangibles	39
Assets held for sale	$983

Accounts payable	$233
Accrued salaries and wages	30
Other accrued liabilities	68
Income taxes payable	2
Long-term employee benefit liabilities	69
Other long-term liabilities	4
Deferred tax liabilities	9
Liabilities held for sale	$415

Since the estimated purchase price of the assets and liabilities, less costs to sell, exceeded the carrying value as at September 30, 2018, no adjustments to the long-lived assets were necessary.

40    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              OTHER EXPENSE (INCOME), NET

		Nine months ended
		September 30,
		2018	2017
Third Quarter
Restructuring	[a]	$2	$2

Second Quarter
Unrealized gain on investment revaluation	[b]	(56)	—
Restructuring	[a]	17	3
		(39)	3
First Quarter
Restructuring	[a]	3	6
		$(34)	$11

For the nine months ended September 30, 2018:

[a]         Restructuring

During the first, second and third quarters of 2018, the Company recorded net restructuring charges of $3 million, $12 million and $2 million [$3 million, $12 million and $2 million after tax], respectively, for its Power & Vision operations.

During the second quarter of 2018, the Company recorded net restructuring charges of $5 million [$5 million after tax], for its Body Exteriors & Structures operations.

[b]         Unrealized gain on investment revaluation

During the second quarter of 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments.

For the nine months ended September 30, 2017:

[a]         Restructuring

During the first, second and third quarters of 2017, the Company recorded net restructuring charges of $6 million, $3 million and $2 million [$6 million, $3 million and $2 million after tax], respectively, for its Power & Vision operations.

Magna International Inc. Third Quarter Report 2018    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.          EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$554	$512	$1,840	$1,637
Weighted average number of Common Shares outstanding	341.0	368.2	350.1	375.9
Basic earnings per Common Share	$1.63	$1.39	$5.26	$4.36

Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$554	$512	$1,840	$1,637
Weighted average number of Common Shares outstanding	341.0	368.2	350.1	375.9
Adjustments
Stock options and restricted stock	2.0	2.2	2.2	1.8
	343.0	370.4	352.3	377.7
Diluted earnings per Common Share	$1.62	$1.38	$5.22	$4.33

[a]   For both the three and nine months ended September 30, 2017, diluted earnings per Common Share excluded 1.5 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.  The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

42    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	September 30,	December 31,
	2018	2017
Bank term deposits and bankers’ acceptances	$536	$234
Cash	348	492
Cash and cash equivalents	884	726
Restricted cash equivalents included in prepaid expenses [note 10]	119	113
	$1,003	$839

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Depreciation and amortization	$325	$310	$960	$868
Amortization of other assets included in cost of goods sold	34	37	108	89
Other, net	6	9	9	47
Deferred income taxes	8	7	39	(39)
Equity income in excess of dividends received	(34)	(11)	(55)	34
Non-cash portion of Other expense (income), net [note 4]	—	—	(56)	—
	$339	$352	$1,005	$999

[c]          Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Accounts receivable	$171	$48	$(986)	$(593)
Inventories	(143)	(84)	(294)	(488)
Prepaid expenses and other	25	21	12	34
Accounts payable	139	17	321	123
Accrued salaries and wages	59	91	34	29
Other accrued liabilities	(3)	(41)	253	187
Income taxes payable	(71)	(43)	(90)	(63)
	$177	$9	$(750)	$(771)

Magna International Inc. Third Quarter Report 2018    43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              INVENTORIES

Inventories consist of:

		December 31,
		2017
	September 30,	[As Adjusted
	2018	– Note 2]
Raw materials and supplies	$1,270	$1,254
Work-in-process	344	331
Finished goods	448	433
Tooling and engineering	1,518	1,524
	$3,580	$3,542

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

8.              VARIABLE INTEREST ENTITIES

The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, which was $180 million at September 30, 2018, and $137 million at December 31, 2017.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

		December 31,
		2017
	September 30,	[As Adjusted
	2018	– Note 2]
Current assets	$233	$270
Noncurrent assets	129	134
Total assets	$362	$404

Current liabilities	$176	$263
Noncurrent liabilities	6	4
Total liabilities	$182	$267

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

44    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              OTHER ASSETS

Other assets consist of:

		December 31,
		2017
	September 30,	[As Adjusted
	2018	– Note 2]
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$782	$732
Long-term receivables	197	204
Pension overfunded status	20	23
Unrealized gain on cash flow hedges	13	46
Other, net	27	21
	$1,039	$1,026

10.       SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	September 30,	December 31,
	2018	2017
Bank indebtedness [i]	$22	$9
Commercial paper [ii]	1,269	250
	$1,291	$259

[i]             The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at September 30, 2018, the gross amount outstanding under the credit facility was $114 million [€98 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at September 30, 2018, this liability balance was offset against the related restricted cash equivalent deposit of $119 million.  The remaining net deposit of $5 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2017 the gross amount outstanding under the credit facility was $108 million [€90 million], and net deposit included in the prepaid expenses and other balance was $5 million.

[ii]          The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company’s existing global credit facility.  As of September 30, 2018, $955 million [2017 — $70 million] of U.S notes were outstanding, with a weighted-average interest rate of 2.42% [2017 — 1.84%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. As of September 30, 2018, $314 million or €270 million [2017 — $180 million or €150 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.25% [2017 — negative 0.22%], and maturities less than three months.

Magna International Inc. Third Quarter Report 2018    45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       INCOME TAXES

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the “US Tax Reform”], which reduces the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, requires companies to pay a one-time transition tax on all offshore earnings that were previously tax deferred and creates new taxes on certain foreign sourced earnings, in addition to other changes. For the year ended December 31, 2017, in accordance with guidance provided by SEC Staff Accounting Bulletin No. 118 [“SAB 118”], the Company made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense.  The Company anticipates that additional analysis and regulatory guidance could impact the provisional amount recorded in respect of 2017, as well as the Company’s estimated annual effective tax rate for the current period.  The Company has not made any adjustments during the nine months ended September 30, 2018, and expects to finalize its provisional amounts by the fourth quarter of 2018.

For the three months and nine months ended September 30, 2018, the Company’s effective tax rate was also impacted by the expected sale of the FP&C business.  The Company reassessed its positions in deferred taxes in anticipation of closing the FP&C transaction in the first quarter of 2019, recognizing a $21 million net reduction in deferred tax expense.

12.       COMMITMENTS

On July 27, 2018, the Company exercised its rights of first refusal to acquire two properties in the United States that it currently leases from Granite Real Estate Investment Trust.  Subsequently, the Company rescinded its rights to acquire both properties.

13.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2018	2017
Balance, beginning of period	$255	$270
Expense, net	32	11
Settlements	(17)	(16)
Foreign exchange and other	2	2
Balance, March 31	272	267
Expense, net	21	14
Settlements	(26)	(18)
Foreign exchange and other	(7)	7
Balance, June 30	260	270
Expense, net	22	18
Settlements	(33)	(20)
Transfer to liabilities held for sale [note 3]	(16)	—
Foreign exchange and other	—	4
Balance, September 30	$233	$272

14.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Defined benefit pension plan and other	$2	$2	$6	$7
Termination and long service arrangements	6	6	20	20
Retirement medical benefit plan	—	—	1	1
	$8	$8	$27	$28

46    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CAPITAL STOCK

[a]         The Company repurchased shares under normal course issuer bids as follows:

	2018		2017
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration
First Quarter	1,867,203	$103	2,324,640	$100
Second Quarter	11,667,784	729	8,504,409	383
Third Quarter	9,214,756	520	8,703,911	422
	22,749,743	$1,352	19,532,960	$905

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 7, 2018 were exercised or converted:

Common Shares	334,008,124
Stock options (i)	8,116,346
342,124,470

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

16.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2018	2017 [As Adjusted – Note 2]
Accumulated net unrealized loss on translation of net investment in foreign Operations (i)
Balance, beginning of period	$(456)	$(1,131)
Net unrealized gain	117	105
Repurchase of shares under normal course issuer bid	2	2
Balance, March 31	(337)	(1,024)
Net unrealized (loss) gain	(393)	240
Repurchase of shares under normal course issuer bid	10	10
Balance, June 30	(720)	(774)
Net unrealized (loss) gain	(111)	206
Repurchase of shares under normal course issuer bid	7	4
Balance, September 30	(824)	(564)

Accumulated net unrealized gain on cash flow hedges (ii)
Balance, beginning of period	39	(135)
Net unrealized (loss) gain	(21)	32
Reclassification of net (gain) loss to net income	(1)	33
Balance, March 31	17	(70)
Net unrealized (loss) gain	(53)	40
Reclassification of net (gain) loss to net income	(1)	23
Balance, June 30	(37)	(7)
Net unrealized gain	43	43
Reclassification of net loss to net income	5	5
Balance, September 30	11	41

Magna International Inc. Third Quarter Report 2018    47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

	2018	2017
Accumulated net unrealized loss on pensions (iii)
Balance, beginning of period	(183)	(185)
Reclassification of net loss to net income	2	1
Balance, March 31	(181)	(184)
Reclassification of net loss to net income	—	1
Balance, June 30	(181)	(183)
Reclassification of net loss to net income	1	1
Balance, September 30	(180)	(182)
Total accumulated other comprehensive loss	$(993)	$(705)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on translation of net investment in foreign operations is as follows:

	2018	2017
Balance, beginning of period	$7	$—
Net unrealized loss	—	—
Balance, March 31	7	—
Net unrealized loss	—	—
Balance, June 30	7	—
Net unrealized loss	—	—
Balance, September 30	$7	$—

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2018	2017
Balance, beginning of period	$(12)	$53
Net unrealized loss (gain)	5	(12)
Reclassifications of net loss to net income	—	(14)
Balance, March 31	(7)	27
Net unrealized loss (gain)	19	(15)
Reclassifications of net gain (loss) to net income	1	(9)
Balance, June 30	13	3
Net unrealized loss (gain)	(15)	(16)
Reclassifications of net loss to net income	(2)	(2)
Balance, September 30	$(4)	$(15)

(iii)    The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2018	2017
Balance, beginning of period	$17	$30
Net unrealized loss	—	—
Balance, March 31	17	30
Net unrealized loss	—	—
Balance, June 30	17	30
Net unrealized loss	—	—
Balance, September 30	$17	$30

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $14 million.

48    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

		December 31,
		2017
	September 30,	[As Adjusted
	2018	– Note 2]
Financial assets
Cash and cash equivalents	$884	$726
Restricted cash equivalents	119	113
Accounts receivable	7,160	6,695
Severance investments	3	4
Long-term receivables included in other assets	197	204
Financial assets held for sale [note 3]
Accounts receivable held for sale	282	—
Severance investments held for sale	1	—
Long-term receivables held for sale	4	—
	$8,650	$7,742
Financial liabilities
Bank indebtedness	$22	$9
Commercial paper	1,269	250
Long-term debt (including portion due within one year)	3,343	3,303
Accounts payable	6,181	6,283
Financial liabilities held for sale [note 3]
Accounts payable held for sale	233	—
	$11,048	$9,845
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$32	$55
Other assets	13	46
Other accrued liabilities	(18)	(32)
Other long-term liabilities	(9)	(17)
Held for sale foreign currency contracts	(2)	—
	$16	$52

Magna International Inc. Third Quarter Report 2018    49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
September 30, 2018
Assets	$47	$25	$22
Liabilities	$(31)	$(25)	$(6)

December 31, 2017
Assets	$101	$47	$54
Liabilities	$(49)	$(47)	$(2)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $231 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our senior notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At September 30, 2018, the net book value of the Company’s Senior Notes was $3.07 billion and the estimated fair value was $3.09 billion.

50    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine month periods ended September 30, 2018, sales to the Company’s six largest customers represented 76% and 77% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2018, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. amount	186	(1,638)
euro amount	20	(12)
Korean won amount	21,100	—

For U.S. dollars
Peso amount	7,001	—
Korean won amount	7,262	(445)

For euros
U.S. amount	211	(163)
GBP amount	16	(39)
Czech Koruna amount	6,919	—
Polish Zlotys amount	477	—

Forward contracts mature at various dates through 2022. Foreign currency exposures are reviewed quarterly.

Magna International Inc. Third Quarter Report 2018    51

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.  Proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 13]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

52    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, closure and roof systems. Magna also has electronic and software capabilities across many of these areas.

Previously, the Company organized its businesses into four reportable operating segments: North America, Europe, Asia and Rest of World. In December 2017, the Company announced a realignment of its management structure along product lines.   As a result, beginning with the first quarter of 2018, the Company changed its segments to align with the way its business is now managed.

The Company is now organized under four operating segments which have been determined on the basis of technological opportunities, product similarities, and market and operating factors.  These operating segments are also the Company’s reportable segments:

•                  Body Exteriors & Structures includes our body and chassis business, exteriors, roof systems, sealing systems and fuel systems operations;

•                  Power & Vision includes our powertrain, electronics, mirrors, lighting and mechatronics operations;

•                  Seating Systems is comprised of our complete seat assembly facilities and our foam, trim, structures and mechanisms operations; and

•                  Complete Vehicles is comprised of our contract manufacturing operations as well as our complete vehicle engineering centers.

The results of each segment are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the segment and make decisions regarding the allocation of resources. The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other expense (income), net.

The accounting policies of each segment are the same as those found in the Company’s 2017 Annual Report, in the Notes to the consolidated financial statements set out under “Significant Accounting Policies”.  The most recent updates to these policies can be found in “Recently adopted Accounting Standards” under Note 1 — Significant Accounting Policies. All intersegment sales and transfers are accounted for at fair market value.

Magna International Inc. Third Quarter Report 2018    53

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION (CONTINUED)

[a]         The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended September 30, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$4,180	$4,122	$322	$180	$(3)	$170
Power & Vision	2,947	2,893	258	110	(58)	136
Seating Systems	1,219	1,219	69	14	1	15
Complete Vehicles	1,391	1,380	24	15	—	52
Corporate & Other [i]	(119)	4	26	6	(2)	8
Total Reportable Segments	$9,618	$9,618	$699	$325	$(62)	$381

	Three months ended September 30, 2017 [As Adjusted – Note 2]
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$4,004	$3,956	$306	$163	$(2)	$224
Power & Vision	2,830	2,760	267	110	(44)	95
Seating Systems	1,217	1,216	95	15	—	17
Complete Vehicles	938	928	17	12	—	24
Corporate & Other [i]	(125)	4	20	10	1	20
Total Reportable Segments	$8,864	$8,864	$705	$310	$(45)	$380

	Nine months ended September 30, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$13,350	$13,125	$1,047	$521	$(9)	$450
Power & Vision	9,334	9,155	915	332	(203)	362
Seating Systems	4,113	4,113	315	42	(7)	43
Complete Vehicles	4,331	4,291	44	46	—	133
Corporate & Other [i]	(438)	6	56	19	(2)	15
Total Reportable Segments	$30,690	$30,690	$2,377	$960	$(221)	$1,003

	Nine months ended September 30, 2017 [As Adjusted — Note 2]
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$12,280	$12,194	$992	$468	$(7)	$564
Power & Vision	8,685	8,473	861	299	(159)	346
Seating Systems	3,919	3,918	328	46	1	42
Complete Vehicles	2,334	2,313	38	33	—	117
Corporate & Other [i]	(314)	6	62	22	(1)	55
Total Reportable Segments	$26,904	$26,904	$2,281	$868	$(166)	$1,124

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income to Adjusted EBIT:

54    Magna International Inc. Third Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION (CONTINUED)

	Three months ended		Nine months ended
	September 30,		September 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Net income	$560	$521	$1,865	$1,669
Add:
Interest expense, net	23	20	67	50
Other expense (income), net	2	2	(34)	11
Income taxes	114	162	479	551
Adjusted EBIT	$699	$705	$2,377	$2,281

[b]         The following table shows Goodwill for the Company’s reporting segments:

		December 31,
		2017
	September 30,	[As Adjusted
	2018	– Note 2]
Body Exteriors & Structures	$465	$463
Power & Vision [i]	1,166	1,365
Seating Systems	150	153
Complete Vehicles	114	118
Total Reportable Segments	$1,895	$2,099

[i]     $160 million was reclassed to assets held for sale

[c]          The following table shows Net Assets for the Company’s reporting segments:

		December 31,
		2017
	September 30,	[As Adjusted
	2018	– Note 2]
Body Exteriors & Structures	$7,343	$7,243
Power & Vision [i]	6,550	6,475
Seating Systems	787	804
Complete Vehicles	570	394
Corporate & Other	876	658
Total Reportable Segments	$16,126	$15,574

[i]     Includes $568 million of net assets held for sale

Magna International Inc. Third Quarter Report 2018    55

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION (CONTINUED)

The following table reconciles Total Assets to Net Assets:

		December 31,
		2017
	September 30,	[As Adjusted
	2018	– Note 2]
Total Assets	$26,665	$25,468
Deduct assets not included in segment net assets:
Cash and cash equivalents	(884)	(726)
Deferred tax assets	(274)	(238)
Long-term receivables from joint venture partners	(74)	(72)
Income taxes receivable	(45)	—
Deduct liabilities included in segment net assets:
Accounts payable	(6,181)	(6,283)
Accrued salaries and wages	(813)	(836)
Other accrued liabilities	(1,853)	(1,739)
Liabilities held for sale	(415)	—
Segment Net Assets	$16,126	$15,574

20.       SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subsequent to September 30, 2018, the Company purchased for cancellation 3,030,500 Common Shares under an existing normal course issuer bid for cash consideration of $150 million through a pre-defined automatic securities purchase plan with a designated broker.

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], the Company’s Board of Directors approved a new normal course issuer bid to purchase up to 33.2 million of the Company’s Common Shares, representing approximately 10% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2018 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Credit Facility

On October 12, 2018, the Company entered into a 364-day syndicated credit agreement that provides for a USD $300 million revolving credit facility in Canada to be used for general corporate purposes.  As of November 7, 2018, the Company has not borrowed any funds under this credit facility.

Acquisition of OLSA S.p.A.

On October 31, 2018, the Company completed the acquisition of 100% of the equity interest in OLSA S.p.A [“OLSA”].  OLSA is a global company which designs, engineers and manufactures tail lamps and other lighting products.  The purchase price was $275 million [net of cash acquired and including debt assumed], and is subject to working capital and other customary purchase price adjustments.  The transaction will be accounted for as a business combination, however given the timing of the closing of the acquisition, the purchase accounting is incomplete at this time. As a result, it is not practicable for the Company to disclose the allocation of the purchase price to assets acquired and liabilities assumed. This information will be included in the Company’s 2018 Annual Report to Shareholders.

56    Magna International Inc. Third Quarter Report 2018

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1 (800) 564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, MA, USA 02021

Telephone:  (781) 575-2000

US Toll Free: 1 (800) 962-4284

Int’l Toll Free: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.